

July 14, 2015

Via E-mail
Mr. Mark E. Funk, Chief Financial Officer,
Mobile Mini, Inc.
4646 E. Van Buren St., Suite 400
Phoenix, AZ 85008

> **Re: Mobile Mini, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-12804**

Dear Mr. Funk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1.   We note that in your earnings call for the fourth quarter of 2014 you discussed management's expectations regarding growth trends in your end markets, such as domestic and UK construction, but you do not discuss these or other trends and expectations in MD&A. In future filings, please consider providing a more fulsome trends discussion. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Critical Accounting Policies, Estimates and Judgements, page 46
Goodwill, page 47

2.   Please tell us and revise your future periodic filings to disclose whether the estimated fair values of your reporting units substantially exceed their book values. If they do not, please tell us and revise future filings to disclose the percentage by which estimated fair value exceeds book value for each reporting unit.

Notes to Consolidated Financial Statements

(3) Acquisitions, page 71

3.   Please tell us how you determined audited financial statements for GTH were not required to be filed under Rule 3-05 of Regulation S-X.

4.   We note that you have allocated a certain portion of your purchase price to customer relationships and that you have assigned estimated lives of 15-20 years. Please tell us, and revise your critical accounting policy disclosures in future periodic reports to explain, how you have determined that this range of useful lives is appropriate and also explain why there are varying useful lives. In addition, please also disclose how you assess this specific asset for impairment in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief